Exhibit 6.4

INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

This INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT (this "Agreement") is entered into as of January 6, 2020 (the “Effective Date”) by and between Leviathan Energy Wind Lotus, Ltd. (“Assignor”) and Flower Turbines, Inc. (“Assignee”).

Recitals

WHEREAS, Assignor owns rights, titles and interest in and to certain patents, copyrights, trademarks and other intellectual property, including the trade secrets related thereto, which are listed on Exhibit A hereto (the “Intellectual Property Rights”).

WHEREAS, Assignee desires to acquire such Intellectual Property Rights..

Agreement

NOW, THEREFORE, in consideration of the foregoing recitals and the promises herein contained, and for good and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

SECTION 1:        ASSIGNMENT

In exchange for $ 1.00 the receipt and sufficiency of which is hereby acknowledged, Assignor does hereby assign to Assignee all right, title and interest in and to the Intellectual Property Rights, and Assignee assumes all liabilities related to such Intellectual Property Rights, whether arising prior to or after the date hereof.

SECTION 2:        INDEMNIFICATION

Assignee agrees to indemnify and hold Assignor and its affiliates, harmless from and against any claims, damages, suits, costs, actions or proceedings ( each, a “Claim”), as and when incurred, brought against Assignor or its affiliates, by a third party (including legal fees) and costs , as and when incurred, or judgments finally awarded against Assignor, that arise from or in connection with: the Intellectual Property Rights, whether arising before or after the date of this Agreement (“Damages”), including, but not limited to, any Claims and Damages arising out of Licensee’s use of the Intellectual Property Rights.

SECTION 3:        MISCELLANEOUS

2.1.      Incorporation by Reference. All appendices to this Agreement and all documents delivered pursuant to or referred to in this Agreement are hereby incorporated by reference and made a part hereof.

2.2.      Amendments and Waivers. This Agreement may not be amended, nor may compliance with any term, covenant, agreement, condition or provision set forth herein be waived (either generally or in a particular instance and either retroactively or prospectively) unless such amendment or waiver is agreed to in writing by all parties hereto.

2.3.      Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of California.

2.4.      Counterparts. This Agreement may be executed by e-mail, facsimile transmission, or other electronic transmission, and such electronic transmission shall be valid and binding to the same extent as if it were an original. Further, this Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall together constitute one agreement.

2.5       Severability. In the event a conflict between any provision of this Agreement and any statute, law, regulation or judicial precedent arises, the latter shall prevail, but in such event the provisions of this Agreement thus affected shall be curtailed and limited only to the extent necessary to bring it within the requirement of the law. In the event that any part, section, paragraph or clause of this Agreement shall be held by a court of proper jurisdiction to be invalid or unenforceable, the entire Agreement shall not fail on account thereof, but the balance of the Agreement shall continue in full force and effect unless such construction would clearly be contrary to the intention of the parties or would result in unconscionable injustice.

2.6.      Execution of Documents. The parties hereto agree to execute and deliver any and all other documents necessary and convenient to effectuate the assignment made hereby, and both parties, as further inducement, represent that they have the authority to enter into this Agreement and to make the foregoing commitments.

2.7       Governing Law; Dispute Resolution; Attorneys’ Fees. If either Party has a claim or controversy covered by this Agreement, such party shall give written notice to the other Party, and within ten (10) calendar days of receiving the notice, the parties shall meet and attempt to resolve the dispute. If the Parties are unable to resolve the dispute within ten (10) calendar days, the dispute shall be submitted to binding arbitration in New York, New York, under the rules and procedures of the American Arbitration Association. All fees and costs concerning the arbitration, including the arbitrator’s fees and expenses and attorney’s fees and witness fees shall be borne by the parties in the proportion determined by the arbitrator. This Agreement is made under and will be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws.

2.8.      Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, that is, the assignment of the Intellectual Property Rights, including the appendices hereto. There are no representations, warranties, conditions, or obligations except as herein specifically provided. Any amendment or modification hereof must be in writing.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

AGREED:

“Assignor”	“Assignee”

LEVIATHAN ENERGY WIND LOTUS LTD	FLOWER TURBINES, INC.

/s/ Mark Daniel Farb	By:	/s/ Mark Daniel Farb
Mark Daniel Farb		Mark Daniel Farb, CEO

Exhibit A

PATENTS

2-Bladed Vertical Axis Turbines

Australia: 2010252559, granted as 2010252559, docket 4647/24

India: 9614/CHENP/2011, docket 4647/26

US: 13/322,578, granted as 9,255,567, docket 4647/28

Israel: 216596, granted as 216596, docket 4647/29

Canada: 2,800,765, granted as, , docket 4647/35